COVER LETTER
Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION

LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com
March 12, 2012

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:	Canyon Gold Corp.
Amendment No. 1 to
Form S-1 (Filed November 10, 2011)
SEC File No. 333-177903

Dear Mr. Reynolds:

In response to your letter dated December 7, 2011, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Canyon Gold Corp. (“Canyon Gold” or the “Company”) and is based solely upon representations made, and documents and information provided by the Company.  Amendment No. 1 to the Registration Statement on Form S-1 is being filed concurrently with this letter.    The Company has made certain changes in the Amendment in response to the Staff’s comments as described below.

Registration Statement on Form S-1
General

Comment 1.
Explain to us each of the following items:
•      who prepared the registration statement;
•      what basis the preparer had or source(s) upon which it relied in drafting the prospectus;
•      who created the business plan which is described; and
•	how and when your officer first contacted representatives from Long Canyon and how and when your officer or the officers of Long Canyon first contacted representatives of EMAC Handels AG and DRLLC.
•	whether Mr. Blewett or Mr. Schneider or any others participating in the preparation of the registration statement have visited the subject property and if so, when such visit(s) took place.

We may have additional comments based on your responses.

Response to Comment 1:

•      The registration statement was prepared by Leonard E. Neilson, special legal counsel to the Company.

•      Preparation of the registration statement was premised on information, documents and financial statements provided by the Company’s President, accountants, auditors, Development Resources LLC (“DRLLC”) and Long Canyon Gold Resources Corp. (“Long Canyon”).

•      The business plan was developed by the Company’s President, Delbert Blewett, and the President of Long Canyon, Harold Schneider, and consultation with Lee Eastman of DRLLC.

•      In the spring of 2009, Harold Schneider, President of Long Canyon (formerly: Ferguson Holdings Ltd.) contacted Lee Eastman of DRLLC, to discuss the possibility of acquiring some of the claims that DRLLC was staking in Nevada. Mr. Schneider is a close acquaintance Mr. Lee Eastman of DRLLC.  The parties agreed that an acquisition could be possible only if and when Long Canyon became a public company with an acknowledged trading market.  At about the same time, Mr. Schneider, a close acquaintance of the Company’s President, Delbert Blewett, was introduced by Mr. Blewett to EMAC Handels AG of Switzerland for potential financing purposes.  Mr. Blewett also knew Mr. Eastman of DRLLC personally.

Mr. Blewett was a Director of EMAC Handels AG in Switzerland for a period of time until Reinhard Hiestand became President and replaced Mr. Blewett on the Board of Directors of EMAC.  Due to the high Gold prices and due to the favorable reports on the area of the potential claims to be acquired (Long Canyon Gold Trend Area), EMAC expressed an interest in financing Long Canyon, provided Long Canyon became a public traded company, which would increase the potential of raising the necessary funds to fully explore the potential mineral claims.

During 2010, Mr. Schneider met the principals of the Company, then known as August Energy Corp., a publicly trade company on the OTC-PinkSheets. Mr. Eastman and Mr Schneider agreed that a reverse merger was probably the best way to accomplish their aim, provided however that August Energy first became a fully reporting company to aid in potential financing.

In the spring of 2011, Mr. Blewett became a director of the Company.  Also in the spring of 2011, Long Canyon acquired 30 claims from DRLLC.  Long Canyon had initially sold 15 claims to then August Energy Corp. (now Canyon Gold) and, thereafter it was decided to merge the two companies.

•      Neither Mr. Blewett or Mr. Schneider have visited the subject property, rather they have relied upon Mr. Eastman, the President of DRLLC, that the Company engaged to conduct preliminary studies of the claims.  Titles to the first 30 claims (approximately 640 acres), owned and controlled by the Company, and 275 claims subject to an option agreement, have been recorded in the name of DRLLC. Titles to the claims are to be transferred and registered in the name of Canyon Gold Corp.

Comment 2.
If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:
•      officers;
•      directors;
•      named legal counsel;
•	those responsible for your officer's connection with the Company, Long Canyon, DRLLC or EMAC Handels AG; and
•	any others who participated in the preparation of the prospectus disclosure in the registration statement.

Response to Comment 2:  Mr. Blewett, the Company’s current director and President has only peripheral experience in start-up mining companies.  He does have experience in a non-mining start-up company in that he is a director of Clean Transportation Group, Inc. (“Clean Transportation”), that has acquired Engine Clean Solutions, Inc., a non-mining start-up.  Prior to the acquisition of Engine Clean in August 2011, Clean Transportation was considered a shell company and is now engaged Engine Clean’s business of offering automotive maintenance service products.  The acquisition was not treated as a reverse acquisition.   To the best knowledge of the Company, principals of Long Canyon and DRLLC have had experience in start-up mining companies, although, not public companies.

Mr. Neilson, the named legal counsel, has over 27 years experience in working with public companies including preparing registration statements and period reports.  Mr. Neilson has provided legal services related to numerous mergers and acquisitions for both start-up and seasoned companies.  He has also worked on many mergers and reverse acquisitions and has represented several mining and oil and gas companies, both start-up and seasoned companies.

Comment 3.
If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

Response to Comment 3:  Mr. Blewett was instrumental in locating and investigating the acquisition of Engine Clean Solutions Inc. as a subsidiary company to Clean Transportation and guided the transformation of Clean Transportation (then known as Quintana Gold Res. Corp., a shell company) to an operating company that is registered under the Securities Exchange Act o f 1934 and has applied for trading on the OTC-QB.  Mr. Blewett vacated the position of President of Clean Transportation and was re-appointed Secretary and Director.  Mr. Schneider has consulted and worked with both private and public companies in accounting and financial reporting.

Mr. Neilson has represented several companies that have altered their business plans, named a new control person, have reported proven or probable reserves (for an oil and gas company), and been involved in a reverse merger.

Comment 4.
As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If accurate, and with a view toward disclosure, confirm to us that Messrs. Blewett and Schneider did not purchase shares or agree to serve as an officer or director of the Company or its subsidiary at least in part due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that they have no such present intention, if true.

Response to Comment 4:  Each of Messrs. Blewett and Schneider have represented that they have not purchases shares or agrees to serve as an officer or director due to a current intention or plan whereby they would solicit, participate in or facilitate the sale of the enterprise to a third party looking to obtain or become a public reporting entity.  However, please be advised that the Company may have an interest in entering into future joint ventures to develop their claims as set forth in the response to Comment 11 below.

Comment 5.
Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

Response to Comment 5:  Except as may be set forth in the response to Comment 11 below pertaining to possible future joint ventures to develop their claims, the Company has represented that it has no current plans, proposals or arrangements to seek a business combination with another entity.

Front Cover Page of Registration Statement

Comment 6.
If you intend to rely on Rule 415 of Regulation C under the Securities Act of 1933, as amended, please check the appropriate box.

Response to Comment 6:  The cover page of the registration statement has been revised to reflect reliance on Rule 415.

Outside Front Cover Page of Prospectus

Comment 7.
Please revise your disclosure here, under The Offering on page 13 and elsewhere as appropriate to clarify that the selling shareholders must sell at a fixed price until a public market emerges for your common stock. In this regard, we note that the electronic quotations, trading, messaging, and information platforms maintained by the OTC Markets Group, Inc. (including the OTC Pink Market and OTC-QB) do not constitute a public market.

Response to Comment 7:  We have revised the third and fourth paragraphs on the prospectus cover page to indicate the Company is making an application to the OTC Bulletin Board and that selling stockholders will offer shares at a fixed price until the shares are approved for trading on the OTC Bulletin Board.  We have also revised the risk factor on page 9 addressing the limited trading market for the shares to reflect the foregoing information.  Further, we have revised the second paragraph under the “Market for Our Common Stock” heading on page 12 to discuss the application to the OTC Bulletin Board, and made minor revisions to the last risk factor on page 10 and the second paragraph under “The Offering” heading on page 13.  Please note that Spartan Securities Group Ltd. is the broker-dealer submitting the application to the OTC Bulletin Board.

Market for Our Common Stock

Comment 8.
Your disclosure indicates that your shares may be available for resale under Rule 144.  However, it appears that the restrictions on resale by shell companies would apply to your company. Please revise the disclosure on page 13 to clearly disclose the impact of the rules on shareholders in your company.

Response to Comment 8:  We have added a new paragraph as the next to last paragraph under the “Market for Out Common Stock” heading on page 13 to disclose the use of Rule 144 by stockholders of a former shell company.

Business

Comment 9:
Pursuant to paragraph (b) (2) of Industry Guide 7 please discuss the conditions that must be met to retain your claims or leases, including the quantification and the timing of all necessary  payments and the party responsible for these payments.

Response to Comment 9. We have added a new sub paragraph “Regulatory Requirements” on page 18 to discuss the information referenced in your comment.

Comment 10.
Please fully discuss any royalties or underlying agreements associated with your properties pursuant to paragraph (b) (2) of Industry Guide 7.

Response to Comment 10:  Information regarding royalties on the company’s claims is included in the new “Royalties” heading on page 18.

Comment 11.
Please disclose the information required under paragraph (b) (4) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

Response to Comment 11:  We have added two new paragraphs under the “Exploration Properties” heading on page 18 to discuss the issues raised in you comment.

Comment 12.
Please provide an overview of the exploration and mining permit requirements for companies operating in Nevada. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals.

Response to Comment 12:  We have added the third paragraph under the “Regulatory Requirements” subheading on page 18 to disclose the information requested by your comment.

Comment 13.
Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b )(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:
•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response to Comment 13:  We have included starting on page 19 certain maps indicating the location of the claims in the State of Nevada, claims grid and pictures to provide the reader with additional information about the properties.

Comment 14.
Please revise your disclosure in this section to describe the material terms of the agreement with DRLLC. As non-exclusive examples, we note the 3% net smelter royalty and "first right of refusal" granted to DRLLC. We may have further comments.

Response to Comment 14:  We have added a new sixth paragraph under the “Business” section on page 17 to discuss the terms of the DRLLC agreement.

Comment 15.
Please revise your disclosure in this section to describe or clarify the material terms of the option agreement with EMAC Handels AG. As non-exclusive examples of areas of your disclosure that should be enhanced or clarified we note the following:
•	Please clarify the reference to "certain payables to Emac" in the penultimate sentence of the third paragraph of this section;
•
Please clarify under which agreement Emac has been issued "600,000 Series A preferred shares." In this regard, the option agreement appears to only contemplate 425,000 Series B shares being issued to EMAC with certain other amounts of Series

B shares being issued indirectly to DRLLC; and
•	Please disclose the 2% net smelter royalty held by EMAC.

Response to Comment 15:  The second and third paragraphs under the “Business” heading on page 17 have been revised to expand on the option agreement with EMAC.

Plan of Operations

Comment 16.
We note your statement that certain tests performed on your property indicate deposits of both gold and silver. As defined by Industry Guide 7, the term deposit refers to mineral reserves and, as such, should not be incorporated in the description of your property until a reserve is defined. Please modify your disclosure accordingly.

Responses to Comment 16:  We have revised the second paragraph under the “Phase One Spring 2011 - Winter 2012” heading on page 27 to delete references to deposits of gold and silver.

Comment 17.
Please revise the prospectus to clarify apparent inconsistencies in your disclosure of your plan of operations and current status. In this regard, it is unclear which actions outlined under Plan of Operations have occurred and have been paid for to date. For example, we note your statement in the risk factor "Management has limited experience ... " on page seven that you "presently have sufficient funds available to complete the initial exploration program." This appears to suggest that you have not "fully paid for" phase one of the exploration program, as disclosed under Employees on page 20. In light of these two statements please also clarify your statement that your success depends on your “ability to secure the necessary funds to explore the property" in the risk factor titled "Our future success depends. . .” on page seven. Furthermore, we note that you refer to Phase One occurring in Spring - Fall 2011, that you “anticipate completing the first stage. . . in fall 2011,” and that Phase Two will start in Winter 2011. Please revise your disclosure to clarify which parts of each of these phases have occurred as of the most recent date practicable.

Response to Comment 17:  We have revised the disclosure under the “Phase One and Phase Two” headings on pages 27 and 28 to clarify the status of the exploration program and expenditures.  Also, we have deleted the reference under the “Employees” heading on page 30 regarding payment of the exploration costs.  Further, we have revised the referenced “risk factors” on page 7 to clarify that the Company has sufficient funds available to complete phase one, but that success will depend on securing necessary funds to complete the first two phases of exploration.

Comment 18.
Please revise your statement on page eight that you will require an additional $1,487,000 "to fully implement your business plan" and your statement on page 18 that such funds are required to "commence" an exploration program to consistently describe the purpose of such funds. Furthermore, to the extent you have already paid for Phase One, as described under Employees on page 20, it would appear you would only require $1,387,000 in additional funding.

Response to Comment 18:  We have revised the referenced “risk factor” on page 8 to indicate the updated additional funds required.  We have also revised the first paragraph following the estimated cost tables and notes on page 29 to update expenditures to date.

Comment 19.
Please provide more detailed disclosure of what is entailed by the following line items in your plan of operations on page 19:
•	IP/resistivity;
•	Exposed mineralized zones for better definition; and 43-101 Report

Response to Comment 19:  We have added an explanatory note immediately following the estimated cost tables on page 28 to discuss the aforementioned terms.

Comment 20.
Please provide a more detailed discussion of the governmental regulation. See Item 101(h)(4)(viii), and (ix) of Regulation S-K.

Response to Comment 20:  We have added new information to the existing disclosure and also included two new paragraphs on page 30 under the “Government Regulation” to provide additional details.

Liquidity and Capital Resources

Comment 21.
Please disclose the cash balance as of a more recent practicable date.

Response to Comment 21:  We have updated the “Liquidity and Capital Resources” and “MD&A” sections through October 31, 2011.  Also, the fourth risk factor on page 8 indicates the Company’s cash position as of February 15, 2012.

Comment 22.
We note the reference to certain convertible notes in the last risk factor on page 11. Please revise your disclosure under Liquidity and Capital Resources to discuss the material terms of such convertible notes and to whom they were issued.

Response to Comment 22:  We have added as the last paragraph under the “Liquidity and Capital Resources” heading on page 31 a discussion of the referenced convertible notes.

Management

Comment 23.
Please revise to provide all of the information required by Item 401(e) of Regulation S-K with respect to Mr. Blewett. For example, please clarify Mr. Blewett's principal occupations and employment during the past five years and provide the disclosure required by Item 401 (e)(2) of Regulation S-K. In this regard, we note that it appears Mr. Blewett may have been involved with several other companies such as Clean Transportation Group, Inc. (f/k/a Quintana Gold Resources Corp.) and AR Associates, Inc. Also state the period during which Mr. Blewett has served as a director, as required by Item 401(a) of Regulation S-K.

Response to Comment 23:  Mr. Blewett’s resume on page 32 has been revised in response to your comment.  Please note that his resume indicates that he has been retired for several years and has not been employed during the past five years, except as a director and investor.

Relationships and Related Party Transactions

Comment 24.
Please revise your disclosure of the transactions in this section to provide all of the information required by Item 404(a) of Regulation S-K. In addition, please revise to provide disclosure of all related party transactions. For instance, we note the related party accounts receivable and accounts payable.

Response to Comment 24:  We have added a paragraph under the “Relationships and Related Party Transactions” heading on page 33 to describe the related party payable and loan receivable.

Executive Compensation

Comment 25.
Your statement that you do not have a bonus, profit sharing or deferred compensation plan for officers and directors does not clearly state whether any officer received or earned compensation during the last fiscal year. Please revise to clarify and provide the information required by Item 402(n), (o), (p), and (q) of Regulation S-K, as applicable.

Response to Comment 25:  We have revised the first paragraph under the “Executive Compensation” heading on page 34 to disclose the company paid director’s fees to its sole director during fiscal year ended April 30, 2011 and nine months ended January 21, 2012.  No other payments were made to a named executive officer.  A consulting fee was paid to the person acting as our principal accounting officer.

Comment 26.
We note that you paid $10,500 in directors' fees during the fiscal year ended April 30, 2011. Please provide the table required by Item 402(r) of Regulation S-K.

Response to Comment 26:  Because no other compensation except for director’s fees was paid to the company’s President, we do not believe it would be meaningful to create a table that would include only one entry.  We further believe that the narrative given on page 34 is easier for the reader to understand.

Comment 27.
We note the reference to $63,323 in accounts payable for services rendered. It is unclear to whom you owe such money and why you have disclosed this under Executive Compensation. Please revise your disclosure to clarify.

Response to Comment 27:  We have added a second paragraph under the “Executive Compensation” heading on page 34 to disclose the payment of $63,323 to EMAC Handels AG.  We have included the payment under this section because the payment was for administrative and executive services provided to Long Canyon prior to its acquisition by Canyon Gold.

Experts

Comment 28.
A reverse recapitalization is always accompanied by a change in accountants unless the same auditor audited the pre-merger financial statements of both the accounting acquirer and the legal acquirer. The independent accountant that will no longer be associated with the registrant on a post-merger basis is considered the predecessor accountant. Please revise to provide all disclosures required by Item 304 of S-K if Canyon Gold's pre-merger financial statements were not audited by HJ & Associates.

Response to Comment 28:  Please note that HJ & Associates also audited the financial statements for Canyon Gold for the fiscal years ended April 30, 2011 and 2010.  We have added this information to the paragraph under the “Experts” section on page 36.

Financial Statements
Presentation

Comment 29.
Please revise the financial statements of Long Canyon Gold Resources Corp. for the four months ended April 30, 2011, and for the two years ended December 31, 2010 and December 31, 2009 to give effect to the reverse recapitalization. Once you present financial statements for a period that includes the consummation date of a reverse recapitalization, the financial statements of the accounting acquirer for all periods presented should be restated retroactively to give effect to the transaction. In addition, the audit report should be redated or dual-dated to a date subsequent to the consummation date to reflect the restatement.

Response to Comment 29:  The referenced financial statements have been revised and the audit report redated as per you comment.  The impact of the reverse capitalization as it relates to Long Canyon has been restated retroactively in the statement of stockholders equity in the related financial statements.

Updating

Comment 30.
Please note the updating requirements for your financial statements as set forth in Rule 8-08 of Regulation S-X. Additionally, please ensure to provide a currently dated consent of the independent accountant.

Response to Comment 30:  Financial statements have been updated as required and a current consent of independent accountant is being included as Exhibit 23.1.

Notes to the Financial Statements
7. Reverse Acquisition

Comment 31.
We note your presentation of the reverse recapitalization on your Statements of Stockholder's Equity and your disclosure herein that you adjusted retained earnings for the net purchase price deficiency of$407,512. Please note that in a recapitalization the assets and liabilities of both Long Canyon and Canyon Gold should be combined at their net book value. The accumulated deficit of Long Canyon should be brought forward, and the accumulated deficit of Canyon Gold should be eliminated. The capital stock account, on an immediate post-merger basis, should consist of the balance of common stock prior to the merger of Canyon Gold plus the amount representing the par value of the shares issued to effect the merger. The weighted average and total number of shares outstanding should be retroactively restated to give effect to the merger. All eliminating and balancing adjustments should be made through additional paid-in capital. Please explain to us how you combined the assets and liabilities of the two companies, and adjusted the equity accounts.

Response to Comment 31:  Financial statements have been revised and updated as necessary.  Information relative to Canyon Gold and the deficiency of $407,512 was erroneously reported in the footnotes and has been removed and is not reflected in the revised financial statements.

Recent Sales of Unregistered Securities

Comment 32.
Please revise to provide all of the information required by Item 701 of Regulation S-K. You do not appear to have discussed all of the transactions contemplated by the agreements filed as Exhibit 2.1, the convertible notes discussed in the last risk factor on page 11 and the transactions discussed in Note 5 on page 37, among other possible transactions. Furthermore, please identify the names of the persons or class of persons to whom the securities were sold and discuss the exemption from registration claimed for each transaction, including any facts relied upon to claim such exemption. With respect to your discussion of the exemption from registration claimed, please also consider the apparent two step transactions you entered into when issuing the Series B shares to EMAC and DRLLC, as contemplated in the aforementioned agreements.

Response to Comment 32:  We have revised disclosure under Part II , Item 15 in response to your comment.

Signatures

Comment 33.
In the amended registration statement please indicate who is signing in the capacity of principal financial officer and controller or principal accounting officer. See Instruction 1 to the Signatures to Form S-1.

Response to Comment 33:  The signature page has been revised as per your comment.

Exhibits

Comment 34.
Please file the option agreement with EMAC Handels AG as an exhibit to the registration statement pursuant to Item 601 (b)(10) of Regulation S-K.

Response to Comment 34:  We are including as Exhibit 10.3 the Option Agreement between EMAC Handels AG and Long Canyon.

Comment 35.
Please file Exhibits 2.1 and 3.1 in the proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response to Comment 35:  Exhibits 2.1 and 3.1 are being refilled in an electronic format.

Comment 36.
Please file the instruments defining the rights of the preferred shareholders or advise us where such exhibits have been filed.

Response to Comment 36:  We are including as Exhibit 4.1 the instrument defining rights of preferred stockholders.

Comment 37.
Please revise your legality opinion to disclose the state upon which you are opining, i.e. the state of incorporation.

Response to Comment 37:  The second paragraph on page 2 of the legality opinion included as Exhibit 5.1 has been added to disclose the state upon which the opinion is premised.

Comment 38.
Exhibit 10.2 refers to the attached Definitive agreement between DRLLC and Ferguson. Please file Exhibit 10.2 in its entirety, including the attachment.

Response to Comment 38: Please note that the agreement between DRLLC and Ferguson Holdings LTD. was filed initially as Exhibit 10.1.  This agreement is the attachment referred to in Exhibit 10.2.  Accordingly, we have revised the exhibit list to indicate that Exhibit 10.1 is the attachment referenced in Exhibit 10.2.

Please note that an error was discovered in the rounding of fractional shares in a prior split of the company’s outstanding common stock.  Accordingly, three additional shares have been issued resulting in a total of 28,116,702 shares of common stock outstanding.  The number has been revised in throughout the registration statement and financial statements as necessary.

●      In response to your comment, we are attaching to this letter as Attachment No. 1 a written statement by the Company acknowledging those items set forth in your letter.

We will deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience.
Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LneilsonLaw@aol.com with a copy to Delbert G. Blewett at del.b32@gmail.com.

Yours truly,

      /S/      Leonard E. Neilson

Leonard E. Neilson
:ae
Attachments
cc:  Delbert G. Blewett, President, Canyon Gold Corp.

Attachment No. 1

Canyon Gold Corp.
7810 Marchwood Place
Vancouver, BC, Canada V5S 4A6

March 12, 2012

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

To whom it may concern:

In connection with the response of Canyon Gold Corp. (the “Company”) to the SEC letter dated December 7, 2011, SEC File No. 333–177903, the Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Canyon Gold Corp.

By:   /S/     Delbert G. Blewett
Its:           President